UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

No. 2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, People’s Republic of China, 100176

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Modifications to Rights of Shareholders

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) is furnishing this Form 6-K to report that on September 25, 2020, the Company entered into an amended and restated rights agreement, dated as of September 24, 2020 (the “Amended and Restated Rights Agreement”), between the Company and Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”), which amended and restated in its entirety that certain Rights Agreement, dated as of September 27, 2010 (the “Original Rights Agreement”), between the Company and the Rights Agent, to, among other things, extend the expiration date of the rights contained therein from September 27, 2020 to September 27, 2030, decrease the threshold of the triggering event from 20% to 15%, and include certain modernizing changes to account for certain synthetic equity positions when determining the beneficial ownership of the Company’s shareholders.

The foregoing summary of the Amended and Restated Rights Agreement is qualified in its entirety by reference to the full text of the Amended and Restated Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference. A copy of the Original Rights Agreement and a summary of its material terms were filed with the Securities and Exchange Commission on Form 6-K on September 21, 2010 (incorporated herein by reference by Exhibit 4.2).

Incorporation by Reference

The above summary of the Amended and Restated Rights Agreement and Exhibit 4.1 attached hereto are hereby incorporated by reference into our registration statements on Form S-8 (Registration Numbers 333-170811 and 333-208615) and on Form F-3 (Registration Numbers 333-208631 and 333-230768) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Chit Nim (Colin) Sung
Name:	Chit Nim (Colin) Sung
Title:	Chief Executive Officer

Date: September 25, 2020

EXHIBIT INDEX

Exhibit 4.1	Amended and Restated Rights Agreement dated as of September 24, 2020 between Hollysys Automation Technologies Ltd. and Continental Stock Transfer & Trust Company, as Rights Agent

Exhibit 4.2	Rights Agreement, dated as of September 27, 2010, between Hollysys Automation Technologies Ltd. and Continental Stock Transfer & Trust Company, as Rights Agent, which includes the Form of Certificate of Rights Certificate as Exhibit A and the Form of Summary of Rights as Exhibit B (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K dated September 21, 2010 of Hollysys Automation Technologies Ltd.)